FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Background and Plan of Merger(Revise)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	May 13, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item 1

Background and Plan of Merger(Revise)

1. Relevant Disclosure	Background and Plan of Merger
2. Date of Relevant Disclosure	April 26, 2010
3. Reason of Revise	Amendment to date of Merger timeline
4. Revised Item
Item		After Amendment	Before Amendment
		Webzen Inc.	Webzen Inc.
Resolution of Board of Directors Approving the Merger		2010-04-15	2010-04-15
Date of the Merger Agreement		2010-04-15	2010-04-15
Determination of Shareholders for General Shareholders Meeting on Merger		2010-05-06	2010-05-06
General Shareholders Meeting for Approval of Merger		2010-06-04	2010-05-28
Term for Exercising Appraisal Rights of Objecting Shareholders	Commencement	2010-06-05	2010-05-29
	Termination	2010-06-25	2010-06-17
Date of Merger		2010-07-07	2010-07-01
General Assembly for Merger Completion Report		2010-07-08	2010-07-02
Announcement of Merger Completion Report		2010-07-09	2010-07-03
Announcement of Closure of Shareholder List		2010-04-20	2010-04-20
Period of Closure of Shareholder List	Commencement	2010-05-07	2010-05-07
	Termination	2010-05-11	2010-05-11
Period of Prior Notice of Shareholders Objecting to the Merger	Commencement	2010-05-19	2010-05-13
	Termination	2010-06-03	2010-05-27
Announcement of Submission of Objections by Creditors		2010-06-05	2010-05-29
Period of Submission of Objections by Creditors	Commencement	2010-06-06	2010-05-30
	Termination	2010-07-06	2010-06-30
Period of Submission of Old Shares	Commencement	-
	Termination	-
Expected Date of Merger Registration		2010-07-12	2010-07-05
Expected Date of Issuance		2010-08-05	2010-07-19
Expected Date of Listing New Shares		2010-08-06	2010-07-20

Background and Plan of Merger(Revise)

Ⅰ. Purpose of Report
Merger decision

Ⅱ. Reported Contents
Section 1 Basic Merger Items

1.	Basic Merger Items

A.	Overview of the Parties to the Merger

(1)	Parties to the Merger

Surviving Corporation After Merger
Name of Corporation	Webzen Inc. (“Webzen”)
Address	14Fl. Daerung Post Tower 2nd, 182-13 Guro-dong, Guro-gu, Seoul
Representative Director	Chang Keun Kim
Corporate Category	KOSDAQ Listed Corporation
After Merger	Surviving Corporation

Dissolving Corporation After Merger
Name of Corporation	NHN Games Co., Ltd. (“NHN Games”)
Address	13Fl. Daerung Post Tower 2nd, 182-13 Guro-dong, Guro-gu, Seoul
Representative Director	Byoung Gwan Kim
Corporate Category	Unlisted Corporation
After Merger	Dissolving Corporation

(2) Background of Merger
By merging with NHN Games, a company in possession of verified game development capabilities and profitability, Webzen hopes to enhance its game service portfolio, expand its publishing business and promote efficient development of online games by sharing R&D resources and integrating the operational networks of the parties to the merger. Ultimately, this is expected to enhance the management efficiency and the competitiveness of the two companies, as well as increase the synergistic effect between the two companies, thereby increasing Webzen’s share value.

B. Impact on Corporate Management, Finances, and Operations
(1) Impact on Corporate Management
As of the date of submission of the Report on Important Items in Korea, the largest shareholder of Webzen is NHN Games. The largest shareholder of NHN Games is NHN Corporation. The dissolving corporation is a subsidiary of NHN Corporation. Upon completion of this merger, Webzen will remain as the surviving corporation and its largest shareholder will change from NHN Games to NHN Corporation.

(2) Effects on Finance and Operations
As of the date of submission of the Report on Important Items in Korea, Webzen has developed online games such as ‘MU’ and ‘SUN’ and is providing commercial service and preparing for the open beta testing and commercialization of the new game ‘Huxley’ and the FPS game ‘BATTERY’ via publishing contract. NHN Games is a company specializing in the development of online games such as ‘R2’, ‘Archlord’, ‘C9’, and ‘BATTERY’.

Webzen seeks to enhance its capabilities in new games development by procuring the game development capacities of NHN Games, and is regarding this as an opportunity to expand its weak portfolio in the publishing business.

Also, Webzen expects to achieve significant financial synergies through the reduction of overhead cost such as salaries and network costs, and diversification of profit sources, which will in turn help maximize its profitability.

C. Listing Plan
As of the date of submission of the Report on Important Items in Korea, Webzen, the surviving corporation, is listed on KRX KOSDAQ Market (“KOSDAQ”) and does not have plans to delist after the merger. In a merger between a listed corporation and a unlisted corporation, pursuant to KOSDAQ Market Listing Rules and other relevant Korean law, a merger will be deemed an “indirect listing” if either (i) two or more of the total assets, capital, and sales as per the financial statements of the unlisted corporation for the fiscal year immediately preceding the fiscal year of the date of submission of the Report on Important Items in Korea, are greater than that of the listed corporation or (ii) the largest shareholder of the surviving corporation changes upon completion of merger. This merger was deemed a case of “indirect listing” since the largest shareholder will change from NHN Games to NHN Corporation.

At market closing on April 15, 2010, Korea Exchange (“KRX”), which operates KOSDAQ on which Webzen is listed, suspended the trading of Webzen’s common shares for one day while reviewing the merger in relation to the indirect listing rules. At market closing on April 16, 2010, KRX cleared the issues and lifted Webzen’s common share trading suspension.

D. Other Relevant Matters Regarding the Method of Merger
In order for Webzen to conduct a merger, a merger agreement must be drafted and approved by the general shareholders meetings of both the surviving corporation and the dissolving corporation. With regards to notification and announcement of convening the general shareholders meeting, notification to shareholders in possession of 1 percent or less of the issued shares with voting rights can be substituted by announcing through the electronic announcement system (“DART”) operated by the Financial Supervisory Service or KRX at least 2 weeks before the date of the shareholders meeting as per Article 542-4 of the Commercial Code.

2. Form of Merger
A. Method of Merger
NHN Games will merge with and into Webzen. Although two or more of the total assets, capital, and sales as per the financial statements of the unlisted corporation for the fiscal year immediately preceding the fiscal year of the date of submission of the Report on Important Items in Korea, was not greater than that of the listed corporation, this merger is still deemed a “indirect listing” under article 19 paragraph 1 of the KOSDAQ Listing Regulations Enforcement Details since the largest shareholder of the surviving corporation will change upon completion of the merger.

Relevant Regulations
KOSDAQ Listing Regulations Enforcement Details Article 19 Paragraph 1 Item 2
When the largest shareholder etc., of said unlisted corporation becomes the largest shareholder of the KOSDAQ listed corporation through the merger (refers to cases of becoming the largest shareholder according to the merger ratio of the report on important items)

KOSDAQ Listing Regulations Enforcement Details Article 19 Paragraph 1 Item 3
When the sum of the number of shares of the KOSDAQ listed corporation held by the largest shareholder etc., and shareholders with 5% or more of the shares of the unlisted corporation as of the date of submission of the report on important items and the number of new shares of the listed corporation that are to be issued through the merger is greater than the shares of the KOSDAQ listed corporation held by its largest shareholders etc.(including new shares to be issued to said shareholder upon merger), as of the date of submission of the report on important items. However, this does not apply when the largest shareholder etc., and shareholders with 5% or more of the shares of the unlisted corporation become the largest shareholder of the KOSDAQ listed corporation at least one year prior to the date of submission of the report on important items.

B. Whether this is a case of small scale merger or simplified merger
This merger is not governed by Article 527-2(simplified merger) or Article 527-3(small scale merger) of the Commercial Code.

C. Listing Status of Surviving Corporation after Merger
Webzen, the surviving corporation, is a KOSDAQ listed corporation as of the date of submission of the Report on Important Items in Korea, and there are no plans to delist after the merger.

3. Progress and Schedule
A. Important progress before signing of contract or resolution by board of directors.
(1) External evaluation contract for the evaluation of merger value
An external evaluation contract was signed on March 29th, 2010 with Deloitte Anjin Accounting Firm (“Deloitte”), which is a member of Deloitte Touche Tohmatsu. Under the contract, Deloitte was engaged to verify the appropriateness of the merger value and stock exchange ratio pursuant to Article 176-5 of the Enforcement Decree. Such evaluation was conducted from March 29th, 2010 to April 14th, 2010 and Deloitte issued a report confirming the appropriateness of the merger value and stock exchange ratio on April 14th, 2010.

(2) Date of resolution of board of directors for decision on merger: April 15th, 2010.

(3) Date of Merger Agreement: April 15th, 2010.

B. Merger Timeline

Item		Webzen Inc.	NHN Games Co., Ltd.
Resolution of Board of Directors Approving the Merger		2010-04-15	2010-04-15
Date of the Merger Agreement		2010-04-15	2010-04-15
Determination of Shareholders for General Shareholders Meeting on Merger		2010-05-06	2010-05-06
General Shareholders Meeting for Approval of Merger		2010-06-04	2010-05-28
Term for Exercising Appraisal Rights of Objecting Shareholders	Commencement	2010-06-05	2010-05-29
Termination		2010-06-25	2010-06-17
Date of Merger		2010-07-07	2010-07-07
General Assembly for Merger Completion Report		2010-07-08	2010-07-08
Announcement of Merger Completion Report		2010-07-09	2010-07-09
Other Schedule
Announcement of Closure of Shareholder List		2010-04-20	2010-04-20
Period of Closure of Shareholder List	Commencement	2010-05-07	2010-05-07
	Termination	2010-05-11	2010-05-11
Period of Prior Notice of Shareholders Objecting to the Merger	Commencement	2010-05-19	2010-05-13
	Termination	2010-06-03	2010-05-27
Announcement of Submission of Objections by Creditors		2010-06-05	2010-05-29
Period of Submission of Objections by Creditors	Commencement	2010-06-06	2010-05-30
	Termination	2010-07-06	2010-06-30
Period of Submission of Old Shares	Commencement	-	2010-05-30
	Termination	-	2010-06-30
Expected Date of Merger Registration		2010-07-12
Expected Date of Issuance		2010-08-05
Expected Date of Listing New Shares		2010-08-06
Note 1) The aforementioned schedule contains expected dates as of the day of announcement and is subject to change due to the amendment of related laws, consultation and authorization processes of the relevant agencies, satisfaction of conditions preceding the merger or other relevant circumstances.
Note 2) The general assembly for merger completion report shall be replaced by the newspaper notice per resolution of the board of directors.

4. Conditions for Consummation of Merger
A. Termination Conditions of the Merger Agreement
The termination conditions of Article 13 of the merger agreement are as follows;

Article 13. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time of the Merger by any party (except by the party in violation of this Agreement):
(a) by mutual written consent of WEBZEN and NHN Games; or
(b) if there are any insolvency, dissolution, liquidation, bankruptcy or work-out procedures of, or application for such procedures by, either WEBZEN or NHN Games; or
(c) if the approval of the shareholders of WEBZEN and/or NHN Games regarding the Merger has not been obtained in the three months period after the shareholder list closing date; or
(d) if the consummation of the Merger becomes illegal or impossible, due to any changes in the relevant laws or government regulations, and no agreement between WEBZEN and NHN Games is forthcoming in 30 days since such changes became effective; or
(e) if a party breaches the Agreement and does not remedy in 30 days after its receipt of the other party’s written request for remedy; or
(f) if the total amount of appraisal rights exercised exceeds KRW 30,000,000,000; or
(g) if any change that will have a material adverse impact on the finance, operation, sales and prospects of either WEBZEN or NHN Games occurs.
In the event of termination of this Agreement, this Agreement and all related transactions shall retroactively become void and null except for the liabilities already incurred.

B. Possibility of Merger being voided at the General Shareholders Meeting for Approval
Merger may be voided if the approval of two-thirds or more of the attending shareholders and one-third or more of the total issued shares is not received at the special general shareholders meeting convened for the approval of this merger. This requirement applies to both the surviving corporation and the dissolving corporation.

C. Regulations or Special Provisions of Related Laws
Any required authorization, licenses, or acceptance of reports of governmental agencies must be received by the day before the date of the merger. Otherwise this merger may be nullified.

Section 2 Merger Value and Calculation Formula
1. Merger Value
A. Merger Ratio
The merger of the KOSDAQ-listed Webzen,(hereinafter referred to as “surviving corporation”) and NHN Games, the unlisted corporation, (hereinafter referred to as “dissolving corporation”) will be conducted according to the following ratios.

(unit: KRW, Share)

Item	Surviving Corporation (Webzen Inc.)	Dissolving Corporation (NHN Games Co., Ltd.)
Value per share	11,800 KRW	18,557 KRW
Merger Ratio	1: 1.57262712 (1.57262712 shares of surviving corporation issued per 1 share of dissolving corporation.)

B. Calculation Formula
Article 176-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea (the “Enforcement Decree”) provides that, in cases of a merger between a “listed corporation” and a “unlisted corporation” (i.e., a private company), (i) the stock exchange ratio shall be determined based upon the market price of the stock-listed corporation (as long as market price exceeds the net asset value per share) and the weighted average of “asset value,” “earnings value” and “relative value” of the stock-unlisted corporation, provided that when relative value is unavailable, it may be replaced with the weighted average of the asset value and earnings value (the methods of calculating asset value, earnings value and relative value are to be prescribed by the Finance Service Commission (“FSC”)) and (ii) if the surviving corporation after the merger is a stock-listed corporation, the appropriateness of the merger value shall be appraised by an outside appraisal organization such as an accounting firm, credit rating agency or other organizations designated in the rules. FSC has published interpretive guidelines setting forth that (i) asset value shall be calculated by subtracting loans and receivables the payments of which are doubtful from net tangible assets and then dividing by issued and outstanding shares, (ii) earnings value shall be calculated by dividing estimated net profit per share (using the weighted average of the projections of net income for the current year and the immediately subsequent year after subtracting the expected dividends) by the benchmark ROE (150% of the average interest rate of 1-year term savings of four Korean commercial banks designated by FSC) and (iii) relative value is calculated by averaging the market price of two or more companies that are conducting similar businesses, listed on an exchange and meet other requirements and then discounting the price at a reasonable rate, which shall not be lower than 30%.

2. External Evaluation of Merger
A. Evaluating Authority: Deloitte
B. Overview of Evaluation
- Date of Evaluation Contract: March 29th, 2010
- Evaluation Period: March 29th, 2010 – April 14th, 2010
- Name of Evaluating Company: Deloitte
In reviewing the merger ratio of 1 : 1.57262712 reported by the surviving corporation, we used the financial statements as of December 31st, 2009 provided by the surviving corporation, the financial statements as of December 31st, 2009 provided by the dissolving corporation, stock data of the surviving corporation, estimated financial statements for fiscal year ending on December 31st, 2010 and 2011 of the dissolving corporation, respectively, and applied the merger value calculation methods stipulated by Article 165-4 of the Financial Investment Services and Capital Markets Act, Article 5-13 of the Regulations on Issuance and Announcement of Shares, and Articles 4 through 8 of its Enforcement Details.

Section 3 Item Regarding the Appraisal Rights of Objecting Shareholders
1. Overview of Appraisal Rights of Objecting Shareholders and other related matters
A. Requirements of Appraisal Rights of Objecting Shareholders
As per Article 522-3 of the Commercial Code and Article 165-5 of the Financial Investment Services and Capital Markets Act, shareholders of record, as of the date closure of the shareholder list, who object to the resolution of the board of directors approving the merger can demand that the corporation in question to purchase the shares they own, within 20 days from the date of the approval of the merger by the general shareholders meeting, in written form by specifying the type and number of shares to be purchased, as long as they have notified their objection to the resolution of the board of directors by the day before the general shareholders meeting (only applies to shares verified to have been acquired by the objecting shareholder before the resolution of the board of directors or those verified to have been acquired after announcement of the resolution of the board of directors but acquired under a stock purchasing contract which was executed by the day after announcement of the said resolution). Appraisal rights can be exercised on just a portion of shares owned as well. However, in accordance with Article 522-3 of the Commercial Code and Article 165-5 of the Financial Investment Services and Capital Markets Act, appraisal rights of objecting shareholders are only given to shareholders continuously holding shares from the date of closure of the list of shareholders to the date of exercising appraisal rights of objecting shareholders. Holders of the shares sold and reacquired during such period lose such appraisal rights. Once the appraisal rights are exercised, it is final.

Also, shareholders who submitted to the corporation a written objection regarding the resolution of the board of directors on the merger, but voted in favor of the merger at the general shareholders meeting cannot exercise appraisal rights of objecting shareholders. Of the parties to the agreement, Webzen, the KOSDAQ listed corporation, must purchase the shares subject to the exercising of such appraisal rights within one month from the last date the appraisal right exercise period, and NHN Games, the unlisted corporation, must purchase those shares within one month from the last date the appraisal right exercise period.

※
In accordance with Article 165-5 of the Financial Investment Services and Capital Markets Act, this only applies to shares verified to have been acquired by the objecting shareholder before the resolution of the board of directors and those verified to have been acquired after announcement of the resolution of the board of directors but acquired under a stock purchasing contract which was entered into by the day after announcement of said resolution.

B. Expected Price of Appraisal Rights
(1) Expected purchase price of share for Webzen in response to the exercise of appraisal rights
Proposed Price by Company for Agreement	KRW 12,144 per Share
Basis for Calculation	Value calculated in accordance with Article 176-7 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act
Procedure if agreement is not made
When the company in question or the shareholder exercising appraisal rights disagree on the proposed price of the company, request can be made to a court to determine the price in accordance with Article 165-5 Paragraph 3 of the Financial Investment Services and Capital Markets Act

※	Formula for Calculating Expected Share Purchase Price (As of April 14th, 2010)

Item	Price	Period related to the Calculation
① Weighted average stock price of traded volume within past two months	12,224	16 FEB 2010 ~ 14 APR 2010
② Weighted average stock price of traded volume within past one month	12,068	15 MAR 2010 ~ 14 APR 2010
③ Weighted average stock price of traded volume within past one week	12,140	08 APR 2010 ~ 14 APR 2010
Calculated purchase price {(①+②+③)/3}	12,144	-

The share values and traded volumes for the two months prior to April 14th, 2010 used to calculate the aforementioned price are as follows.

Date	Closing Price	Traded Volume	Traded Volume times Closing Price
16 FEB 2010	12,550	154,571	1,939,866,050
17 FEB 2010	12,700	110,231	1,399,933,700
18 FEB 2010	12,750	67,831	864,845,250
19 FEB 2010	12,600	221,725	2,793,735,000
22 FEB 2010	12,600	131,854	1,661,360,400
23 FEB 2010	12,800	159,268	2,038,630,400
24 FEB 2010	12,650	73,337	927,713,050
25 FEB 2010	12,600	95,065	1,197,819,000
26 FEB 2010	12,800	106,250	1,360,000,000
02 MAR 2010	12,600	65,835	829,521,000
03 MAR 2010	12,400	74,067	918,430,800
04 MAR 2010	12,350	125,449	1,549,295,150
05 MAR 2010	12,000	134,856	1,618,272,000
08 MAR 2010	11,850	150,788	1,786,837,800
09 MAR 2010	11,800	104,461	1,232,639,800
10 MAR 2010	12,200	118,711	1,448,274,200
11 MAR 2010	12,100	65,493	792,465,300
12 MAR 2010	12,150	58,042	705,210,300
15 MAR 2010	12,150	60,983	740,943,450
16 MAR 2010	11,900	77,284	919,679,600
17 MAR 2010	11,900	137,104	1,631,537,600
18 MAR 2010	11,750	60,607	712,132,250
19 MAR 2010	11,750	155,894	1,831,754,500
22 MAR 2010	11,450	100,669	1,152,660,050
23 MAR 2010	11,700	81,950	958,815,000
24 MAR 2010	11,550	35,591	411,076,050
25 MAR 2010	11,450	63,073	722,185,850
26 MAR 2010	11,600	45,778	531,024,800
29 MAR 2010	12,000	122,115	1,465,380,000
30 MAR 2010	12,300	244,736	3,010,252,800
31 MAR 2010	12,550	211,329	2,652,178,950
01 APR 2010	12,500	85,945	1,074,312,500
02 APR 2010	12,500	91,711	1,146,387,500
05 APR 2010	12,050	69,492	837,378,600
06 APR 2010	11,900	59,211	704,610,900
07 APR 2010	12,100	130,855	1,583,345,500
08 APR 2010	12,100	115,379	1,396,085,900
09 APR 2010	12,350	180,251	2,226,099,850
12 APR 2010	12,350	166,751	2,059,374,850
13 APR 2010	12,200	53,629	654,273,800
14 APR 2010	11,800	210,387	2,482,566,600
Weighted average stock price of traded volume within past two months (A)		4,578,558	55,968,906,100
Weighted average stock price of traded volume within past one month (B)		2,560,724	30,904,056,900
Weighted average stock price of traded volume within past one week (C)		726,397	8,818,401,000
Average(D)={(A+B+C)/3}			12,144

(2) Expected Purchase Price for NHN Games in response to the exercise of the appraisal rights
In accordance with Article 374-2 Paragraph 3 of the Commercial Code, the stock purchase price is determined through an agreement between the shareholders requesting purchase and the company. However, if an agreement is not reached within two months of NHN Games having received the request for shares purchase, the company in question or the shareholder requesting the purchase can request that a court determine the purchase price in accordance with Article 374-2 Paragraph 4 of the Commercial Code. As such, NHN Games plans to confer with the shareholders, who gave notification of their objection to the merger in written form prior to the day before the date of the special general shareholders meeting, on the purchase price.

C. Process, Method, Term and Location
(1) Process of Exercising Appraisal Rights
(A) Notification of Objection
In accordance with Article 522-3 of the Commercial Code and Article 165-5 of the Financial Investment Services and Capital Markets Act, shareholders of record as of the day before the closure of the list (May 06, 2010) must notify their objection with the resolution of the board of directors on the merger in written form not later than the day before the general shareholders meeting (June 04, 2010). However, beneficial shareholders who have entrusted their stocks to stock companies must notify the stock company. In this case, notification of objection must be made not later than 3 working days prior to the general shareholders meeting. Stock companies must compile the object notifications of beneficial shareholders and notify the securities agency, the Korea Securities Depository, not later than 2 working days before the general shareholders meeting. The Korea Securities Depository must notify the company of such objection as proxy of the beneficial shareholders before the general shareholders meeting.

(B) Method of Requesting Appraisal
In accordance with Article 522-3 of the Commercial Code and Article 165-5 of the Financial Investment Services and Capital Markets Act, shareholders that made the aforementioned notification of objection can exercise their appraisal rights by submitting to the company the relevant stock certificates and a written form with the number and types of shares owned within 20 days of the resolution of the general shareholders meeting (June 25, 2010). However, beneficial shareholders who have entrusted their stock certificates to stock companies can exercise their appraisal rights by submitting an appraisal rights of objecting shareholders request form to the stock company where their shares are and entrusted. If beneficial shareholders make such request to their stock company not later than 2 working days before the termination of the appraisal rights exercise period, the Korea Securities Depository will make the request in their place.

(2) Appraisal Rights Exercise Period of Objecting Shareholders
In accordance with Article 522-3 of the Commercial Code and Article 165-5 of the Financial Investment Services and Capital Markets Act, shareholders that have notified their objection to the resolution of the board of directors on the merger can exercise their appraisal rights within 20 days of the resolution of the general shareholders meeting.

(3) Location
(A) Shareholders of Record
Name of Company	Location
Webzen Inc.	14F, Daerung Post Tower 2nd, 182-13 Guro-dong, Guro-gu, Seoul
NHN Games Co., Ltd.	13F, Daerung Post Tower 2nd, 182-13 Guro-dong, Guro-gu, Seoul

(B) Beneficial Shareholders Entrusting Stock Certificates to Securities Companies:
the relevant stock companies

D. The Impact of the Results of Appraisal Rights of Objecting Shareholders on the Effectiveness of the Merger Contract Etc.
With regards to the merger of Webzen, and NHN Games, as per Article 522-3 of the Commercial Code, Article 165-5 of the Financial Investment Services and Capital Markets Act, and Article 176-7 of its Enforcement Decree, if the aggregate amount of the purchase price that needs to be paid by NHN Games and Webzen in response to the exercise of aforementioned appraisal rights exceeds KRW 30,000,000,000, the parties to the merger can mutually agree in written form to cancel the merger or revise its process, schedule, and dates.

E. Method of Acquiring, Expected Date and Method of Payment of Appraisal Funds
(1) Method of Acquiring Appraisal Funds:
Use existing funds or procure funds

(2) Method of Payment

Shareholders of Record	Cash payment or transfer to registered account of shareholder
Beneficial Shareholders	Transfer to personal account with the relevant financial investment business (stock company)

(3) Expected Date of Payment
Item	Name of Company	Expected Date of Payment
Surviving Corporation	Webzen Inc.	Payment is expected to be made within 1 month from termination of the appraisal right exercise period
Dissolving Corporation	NHN Games Co., Ltd.	Payment is expected to be made within 2 months of receiving appraisal requests

(4) Please note appraisal prices or other terms or procedures related to the exercise of appraisal rights are subject to change over the course of conferring with shareholders when necessary.

(5) Method of Selling of Shares Acquired through the Appraisal Process
The shares acquired through the appraisal process are expected to be sold within 3 years of purchasing such shares, in accordance with Article 165-5 Paragraph 4 of the Financial Investment Services and Capital Markets Act and Article 176-7 Paragraph 3 of its Enforcement Decree.

F. When Appraisal Rights are Limited or not Recognized
Not Applicable.

Section 4 Relationship of the Parties

1. Relationship of the Parties
A. Share Relationship
As of the date of submission of the Report on Important Items, NHN Games, owned 3,469,784shares (26.74% of issued shares) of the issued stocks of Webzen

B. Concurrently held Executive Positions
Mr. Byoung Gwan Kim, the director of strategy and registered executive of Webzen, is also the CEO of NHN Games. Mr. Kim was elected as director of Webzen by the vote of the special general shareholders meeting convened on October 24th, 2008. Mr. Kim was elected and registered as the CEO of NHN Games, from September 12th, 2005 through the date of the submission of the Report on Important Items in Koreat.

C. Cases in which major shareholders of one corporation is a related party to the other corporation
The largest shareholder of the surviving corporation, Webzen, is NHN Games, and the CEO of NHN Games is a related party to NHN Corporation.

The status of major shareholders of Webzen and NHN Games are as follows.
Name of Major Shareholder		Webzen Inc.		NHN Games Co., Ltd.
		Owned Shares	Percentage (base on total issued shares)	Owned Shares	Percentage (base on total issued shares)
Major Shareholder Etc.	NHN Corp.	-	-	6,000,000	46.88%
	Related Party (note 1)	-	-	5,978,450	46.71%
Major Shareholder Etc.	NHN Games Co., Ltd.	3,469,784	26.74%	-	-
	Related Party(note 2)	10,000	0.08%	-	-

(Note 1) As of the date of submission of the Report on Important Items in Korea, Mr. Byoung Gwan Kim, the CEO of NHN Games (the largest shareholder of Webzen), is a related party to NHN Corporation.
(Note 2) As of the date of submission of the Report on Important Items in Korea, Mr. Chang Keun Kim, the CEO of Webzen, is a related party of NHN Games, the largest shareholder of Webzen.

D. Other Competitive or Supplementary Relationships and other Relevant Items
Webzen expects to enhance its efficiency by implementing measures involving efficient development of online games, cost reductions, and avoidance of overlapping investments, made possible through the integrated operation of shared management resources including game development personnel, R&D facilities and networks, game service infrastructure, and other support personnel.

Additionally, this merger is expected to increase the number of online game services Webzen offers. Also, constant growth in sales and profits are expected through, among other things, the offering of new games currently under development. As such, the achievements of NHN Games will be reflected as results of Webzen following the merger and will thus contribute to increasing sales and profits of Webzen.

2. Transactions between Parties

A. Obligation Guarantees and Provision of Securities for Parties
Not applicable.

B. Purchasing, Sales, Business Receivables, Obligations, Accounts Payable, Outstanding Payments Etc.
Significant transactions between Webzen and related parties for this fiscal term and the previous term as per the audit report  as of and for the year ended December 31, 2009 and the related receivables and obligations as of December 31st, 2008 and 2009 are as follows (unit: KRW 1,000).

Account Item	Sales Etc.		Purchases Etc.		Receivables		Obligations
	2009	2008	2009	2008	2009	2008	2009	2008
Companies with major influence
NHN Games Co., Ltd.	634,375	-	461,630	-	206,598	-	563,291	-
NHN Corp.	217,509	-	61,931	-	31,119	-	6,946	-
	851,884	-	1,523,561	-	237,717	-	570,237
Subsidiary Companies
9Webzen Limited	345,934	360,445	-	-	17,933	40,038	-	-
Webzen Taiwan Inc..	710,171	768,140	-	-	3,383,130	3,740,210	-	-
Webzen America Inc.	-	207,492	-	-	5,119,743	5,451,065	-	-
Flux Co., Ltd.	-	-	-	-	60,000	60,000	-	-
	1,056,105	1,336,077	-	-	8,580,806	9,291,313	-	-

C. Transactions with Major Shareholders of Parties to the Merger
(1) Credit Grants to Major Shareholders Etc.
Not applicable.

(2) Asset Transfer to and from Major Shareholders
Not Applicable.

Section 5 Other Items Required for the Protection of Investors.

1. Previous Mergers
Both parties have had no previous mergers.

2. Shares of Major Shareholders
A. Share Holdings of the Largest Shareholders and Related Parties Before and After the Merger

Shareholder	Type	Before Merger		After Merger		Note
		No. of Shares	Share	No. of Shares	Share
NHN Games Co., Ltd.	Common	3,469,784	26.74%	-	-	Convert to treasury shares after merger
NHN Corp.	Common	-	-	9,435,763	28.50%
Chang Keun Kim	Common	10,000	0.08%	10,000	0.03%	CEO of Webzen Inc.
Byoung Gwan Kim	Common	-	-	9,401,873	28.40%	CEO of NHN Games Co., Ltd.
Total	Common	3,479,784	26.82%	18,847,636	56.93%
Total No. of Issued Shares	Common	12,974,000	100.00%	33,103,627	100.00%

B. Plan for Transfer of Shares of Largest Shareholder Etc., After Merger
Not Applicable

C. Restriction of Sale of Shares of Largest Shareholder Etc., and Authority
This is a merger by the KOSDAQ-listed corporation Webzen of the unlisted company NHN Games and is deemed an “indirect listing” in accordance with Article 19 Paragraph 1 of the KOSDAQ Market Listing Rules stipulating the change of largest shareholder. Therefore, in accordance with Article 22 Paragraph 1 of the KOSDAQ Market Listing Rules the largest shareholder of the dissolving corporation (NHN Games), NHN Corp. and related parties must put Webzen shares acquired from the merger in protective entrustment of the Korea Securities Depository for 2 years from the day of merger (“Sale Restriction Period”). However, after the first year of the Sale Restriction Period, up to 5% of the shares so acquired during the merger may be sold each month.

[Protective Entrustment of the Largest Shareholder of Dissolving Corporation]
Name of Shareholder	Relationship	Shares in Protective Entrustment	Term of Entrustment	Note
NHN Corp.	Largest Shareholder	9,435,763	2 years	Mandatory protective entrustment
Byoung Gwan Kim	Related Party	9,401,873	2 years	Mandatory protective entrustment
Total		18,837,636

3. Change in Capital After Merger

(Unit: share, KRW)
Item	Type	Before Merger (note 1)	After Merger
No. of Authorized Shares	Common Shares	40,000,000	40,000,000
No. of Issued Shares	Common Shares	12,974,000	33,103,627
Capital		6,487,000,000	16,551,813,500
Total Capital Reserve (note 2)		129,975,413,130	-
(Note 1) The number of authorized shares, issued shares, and capital before merger are as of the date of this stock report (merger).
(Note 2) The total of capital reserve before merger is the sum of the capital surplus, earned surplus and capital adjustment, and other integrated total income and loss as of December 31st, 2009. However, the reserves that may increase due to the merger is omitted as it will be decided according to the related laws and corporate accounting standards applied to the fiscal status of Webzen.

4. Management Policy and Executive Composition
The directors and auditors of Webzen will be decided after the merger. Currently, Webzen has no plans to change the senior management or the board members other than filling in a vacant board seat.

5. Business Plan Etc.
Through the acquisition of NHN Games, Webzen plans to integrate the online game and publishing field, reinforce its product portfolio, integrate human resources and material and net work resources, and efficiently allot and manage business resources so as to achieve stable growth, thereby increasing its share value.

6. Select Post-Merger Financial Information
A. Pro Forma Balance Sheet

                                                                                                                                     (unit: million won)
Account Item	Before Merger (As of December 31st, 2009)		After Merger
	Webzen Inc.	NHN Games Co., Ltd.
[Liquid Assets]	88,921	5,444	94,365
Quick Assets	88,921	5,444	94,365
Inventory	-	-
Non Liquid Assets	43,327	56,787	100,114
Investment Assets	459	54,142	54,601
Tangible Assets	3,879	329	4,208
Intangible Assets	5,344	782	6,126
Other Non Liquid Assets	33,646	1,534	35,180
Total Assets	132,248	62,231	194,479
[Liquid Debt]	7,159	20,649	27,808
[Non Liquid Debt]	4,852	18,957	23,809
Total Debt	12,012	39,606	51,618
[Capital]	6,487	6,400	12,887
[Capital Surplus]	135,892	7,027	142,919
[Capital Adjustment]	(18,717)	724	-17,993
[Other Integrated Total Income and Loss]	(1,442)	372	-1,070
[Profit Surplus]	(1,983)	8,103	6,120
Total Capital	120,237	22,625	142,862

B.	Pro Forma Income Statement

                                                                                                                           (unit: million won)
Account Item	Before Merger (As of December 31st, 2009)		After Merger
	Webzen Inc.	NHN Games Co., Ltd.
Sales	27,802	25,299	53,101
Business Profits	-1,546	12,473	10,927
Non-operating Revenue	6,418	5,420	11,838
Non-operating Costs	3,499	10,718	14,217
Net Profits Before Corporate Tax	1,373	7,175	8,548
Corporate Tax Costs	1,055	204	1,259
Net Profit for Term	318	6,971	7,289

* The estimated balance sheet and income statement above are simple addition of the numbers on the audit reports as of December 31st, 2009, and can be different from financial statements drafted in accordance with corporate Generally Accepted Accounting Principles.

7. Publishing and Dissemination of Investment Guidebooks
A. Publishing of Investment Guidebooks
In accordance with Article 123 of the Financial Investment Services and Capital Markets Act, once this stock report (merger etc.,) is put in effect by the FSC, Webzen will draft an investment guidebook and publish it on the electronic announcement homepage of the Financial Supervisory Service (http://dart.fss.or.kr). Also, the guidebooks will be placed at Webzen’s company headquarters, the FSC, and KRX so that the shareholders of Webzen and NHN Games may view it.

B. Dissemination of Investment Guidebooks
Shareholders of NHN Games that will receive registered common stocks of Webzen due to this merger (except professional investors stipulated in Article 9 Paragraph 5 of the Financial Investment Services and Capital Markets Act and those who are exempt from dissemination of investment guidebooks as per Article 132 of the Enforcement Decree) must receive investment guidebooks prior to the special general shareholders meeting for the approval of the merger.

(1) Parties that Need to Receive Investment Guidebooks and Method of Dissemination
(A) Parties
Shareholders of Webzen and NHN Games listed on the shareholder list as of the date of determination of shareholders for the general shareholders meeting on the merger (06 MAY 2010).

(B) Method of Dissemination
Investment guidebooks to be sent via registered mail to addresses registered on the shareholder list.

(2) Other Items
(A) Of the shareholders of NHN Games that will receive registered normal stocks of Webzen due to this merger, those who cannot receive such guidebooks through registered mail should receive the guidebooks through electronic documents or express their will to deny acceptance as per Article 385 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act.

(B) For details on the receiving of guidebooks please contact Webzen or NHN Games using the following contact information.

Item	Telephone Number
Webzen Inc.	(02) 3498-1600
NHN Games Co., Ltd.	(02) 6330-3300

* Relevant Laws1

Financial Investment Services and Capital Markets Act
Article 9 (Definition of Other Terms)
(5) The term “professional investor” in this Act shall mean an investor falling under any of the following subparagraphs who has risk-taking capacity over the investment when taking into account his/her expertise for the financial investment products and asset size: Provided, That where a professional investor designated by the Presidential Decree notifies a financial investment firm, in writing, of the intention to be treated as a non-professional investor, the financial investment firm shall agree with such treatment unless there is any justifiable cause, and the investor who obtains the agreement from the financial investment firm shall be regarded as a non-professional investor: <Amended on Feb. 3, 2009>

1. Government;
2. The Bank of Korea;
3. Financial institutions designated by the Presidential Decree;
4. Stock-listed corporations: Provided, That in the case of trading over-the-counter derivatives with a financial investment firm, the same shall be limited only to cases where a stock-listed corporation notifies the financial investment firm, in writing, of its intention to be treated as a professional investor; or
5. Others prescribed by the Presidential Decree.

Article 124 (Justifiable Use of Prospectus)
(1) No one shall be permitted to allow a person (excluding professional investors or others prescribed by the Presidential Decree) who intends to acquire the securities whose registration has taken effect to acquire such securities, or to sell such securities to the person before a prospectus prepared in accordance with Article 123 is distributed. In such a case, when a prospectus is provided in the form of electronic documents in accordance with Article 436, the prospectus shall be regarded as being distributed when each of the following requirements is satisfied:

1. A person who receives an electronic document (hereinafter referred to as “recipient of electronic documents”) is required to agree to receive a prospectus in the form of electronic documents;
2. A recipient of electronic documents is required to designate the type of electronically transferable media and the place at which the recipient receives the electronic documents;
3. It must be confirmed whether a recipient of electronic documents has received the electronic documents; and
4. The contents of electronic documents are required to be identical to those of the written prospectus.`

1 These selected sections of the Financial Investment Services and Capital Markets Act and the Enforcement Decree is part of the English text prepared by the Korea Financial Investment Association (“KOFIA”) to help foreign investors understand the Financial Investment Services and Capital Markets Act and the FSC is not involved with the texts any way. Thus, these English texts have no authority of the FSC.
Only the original Korean texts of the Financial Investment Services and Capital Markets Act and Enforcement Decree thereof have legal effect, and the translations are to be used solely as reference material to aid in understanding of this Act.
For all purposes of interpreting and applying law to any legal issue or dispute, users should consult the original Korean texts published in the Official Gazette. If you have any question regarding the translation, contact the KOFIA.

Enforcement Decree of the Financial Investment Services and Capital Markets Act
Article 11 (Public Offering and Secondary Distribution of Securities)
(1) In calculating 50 investors pursuant to Articles 9 (7) and 9 (9) of the Act, the number of persons who have been solicited to subscribe for securities without a public offering or secondary distribution of the same type of securities within the six months preceding the date on which the solicitation for offer is made shall be added, and the number of persons falling under any of the following subparagraphs shall be subtracted:

1. A professional falling under any of the following items:
(a) A person falling under Articles 10 (1) 1 through 10 (1) 4 of this Decree;
(b) A person prescribed and publicized by the Financial Services Commission among the persons falling under Articles 10 (3) 12 and 10 (3) 13 of this Decree;
(c) An accounting firm under the Certified Public Accountant Act;
(d) A credit rating agency (hereinafter referred to as “credit rating agency”) under the Use and Protection of Credit Information Act;
(e) A person who holds a certificate as a certified public accountant, appraiser, attorney at-law, patent attorney, tax accountant, etc. and provides services, such as accounting and advisory services to an issuer; or
(f) Others prescribed and publicized by the Financial Services Commission as professionals who understand the financial status or the business operation of the issuer;

Article 132 (Person Exempted from Distributing Prospectus)
The term “others prescribed by the Presidential Decree” under the former part of Article 124
(1) of the Act other than each subparagraph shall mean persons falling under either of the following subparagraphs:
1. A person falling under Articles 11 (1) 1 (c) through 11 (1) 1 (f) of this Decree and each item of Article 11 (1) 2 of this Decree; or 2. A person who gives notice, in writing, that he/she refuses to receive a prospectus.

8. Other Matters Related to Investment Decisions
The following documents are placed at headquarters from 2 weeks prior to the general shareholders meeting stipulated in Article 522 Paragraph 1 of the Commercial Code until 6 months after merger.

A. Agreement and Plan of Merger
B. Document stating the allotment of shares to shareholders of company dissolving upon merger and grounds thereof.
C. Financial statements (balance sheet) and income statement of each company.

Shareholders and creditors of each company can request viewing or pay company designated fees and request issuance copies or extracts any time during operating hours.